Exhibit 99.1

Press Release

AIXTRON Announces Third Quarter 2005 Financial Results

– Weak Customer Capital Spending Continues –

– Silicon Business Contributes Significantly To Total Revenue –

– Gross Margin Improves By 12 Percentage Points Quarter On Quarter –

Aachen, Germany – November 3, 2005 – AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG), a leading provider of deposition equipment to the semiconductor industry, today announced its financial results for the third quarter of 2005, ended September 30, 2005.

In a challenging industry environment and with a continuation of the low customer capital spending seen in the first half of 2005, most especially in the compound semiconductor markets, revenues were Euro 29.1 million in the third quarter of 2005, in comparison to Euro 44.4 million in the second quarter of 2005 and Euro 30.0 million in the third quarter of 2004.

Revenues from AIXTRON’s silicon semiconductor business contributed significantly to total revenues in the third quarter of 2005 (Euro 9.2 million or 32 percent), as they did in the second quarter of 2005 (Euro 15.6 million or 35 percent). In comparison, the Company did not register any revenues from its silicon semiconductor business in the third quarter of 2004.

AIXTRON’s gross margin on sales rose 12 percentage points, quarter on quarter, to 38 percent in the third quarter of 2005, compared with 26 percent in the previous quarter and 39 percent in the third quarter of 2004. The Company’s gross margin in the third quarter of 2005 benefited from a favorable product and regional revenue mix in conjunction with accounting impacts in connection with the Company’s revenue recognition policy.

AIXTRON incurred a net loss after tax of Euro 7.1 million in the third quarter of 2005, reflecting the 35 percent quarter-on-quarter revenue reduction and representing a net loss per share of Euro 0.08. The comparable figures for the second quarter of 2005 and the third quarter of 2004 were a net loss of Euro 2.0 million (net loss of Euro 0.02 per share) and a net income of Euro 2.6 million (net income of Euro 0.04 per share).

Cash and cash equivalents decreased from Euro 45.5 million as of December 31, 2004 to Euro 31.5 million as of September 30, 2005, largely driven by cash outflows from business investments (purchases of fixed and intangible assets totaling Euro 10.1 million). Cash was also used in operating activities (Euro 9.7 million), largely due to net losses throughout the first nine months of 2005 (Euro 9.9 million).

The total value of equipment orders received in the third quarter of 2005, ended September 30, 2005, amounted to Euro 24.9 million, of which Euro 9.2 million, or 37%, were silicon semiconductor business orders. This compares to total equipment orders worth Euro 28.4 million in the second quarter of 2005, of which Euro 12.8 million, or 45%, were silicon semiconductor business orders. In comparison, the total equipment order value of Euro 25.9 million, received in the third quarter of 2004, included no silicon semiconductor business orders.

The equipment order backlog, as of September 30, 2005, totaled Euro 56.0 million (including Euro 8.7 million in deferred revenues for shipped equipment awaiting final customer acceptance).

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Press Release

This compares with an equipment order backlog as of December 31, 2004 totaling Euro 52.5 million (including Euro 15.9 million in deferred revenues), and an equipment order backlog totaling Euro 85.6 million as of September 30, 2004 (including Euro 11.5 million in deferred revenues).

Operational Highlights in the Third Quarter of 2005

•      AIXTRON’s revenues in the third quarter of 2005 (in comparison to the second quarter of 2005 and the third quarter of 2004) were generated in the following regions:

•      United States: 8 percent (11 and 20 percent),

•      Asia: 84 percent (71 and 66 percent)

•      Europe: 8 percent (18 and 14 percent).

•      Equipment sales generated 78 percent of consolidated total revenues in the third quarter of 2005, compared to 82 percent in both the second quarter of 2005 and the third quarter of 2004. The remaining revenues were provided by spare parts sales and service. Equipment sales generated 81 percent of consolidated total revenues in the first nine months of 2005, unchanged from the comparable period in 2004.

•      AIXTRON’s Research and Development (R&D) expenses were as follows:

•      Third quarter of 2005: Euro 6.9 million (24 percent of revenues)

•      Second quarter of 2005: Euro 6.9 million (16 percent of revenues)

•      Third quarter of 2004: Euro 5.6 million (19 percent of revenues)

•      As of September 30, 2005, the AIXTRON Group had 585 employees worldwide. This compares to 443 AIXTRON employees worldwide as of December 31, 2004. The increase in global headcount is largely due to the acquisition of Genus, Inc. The AIXTRON Group’s employees as of September 30, 2005 and December 31, 2004, respectively, were located in the following regions:

•      United States: 21 percent (6 percent)

•      Asia: 12 percent (8 percent)

•      Europe: 67 percent (86 percent)

Focus On Resource Efficiency And Cost Reduction

•      As part of an internal cost reduction program, the Company has reduced the number of its employees in the United States through terminations. Elsewhere, the Company has further reduced its operating cost base by not extending fixed-term employee labor contracts in Germany and has implemented a general hiring freeze at all Company locations worldwide. The impact of these changes is a quarter-on-quarter reduction in AIXTRON’s global headcount of 44 employees, or 7 percent, in the third quarter of 2005.

•      Further cost reduction measures were implemented in the following areas:

•      Purchasing (leverage of purchasing synergies with volume benefits through the acquisition of Genus, Inc.),

•      Manufacturing (manufacturing utilization efficiency through flexible work schedules and temporary plant shut-downs during periods of lower equipment utilization),

•      Research and Development (project rescheduling, delayed capital expenditure on R&D projects), and

•      Engineering (reduced costs through common generic engineering platform designs).

•      Although some of these changes may take time for the benefits to impact AIXTRON’s financial performance, the Company is on schedule to reduce its annualized operating costs by up to 10-15 percent of 2004 operating costs by mid 2006.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Press Release

Management Review

Paul Hyland, Chief Executive Officer at AIXTRON, commented: “AIXTRON’s business in the third quarter and the first nine months of 2005 continued to be affected by generally low levels of customer capital spending, resulting in lower order intake and total revenues at AIXTRON. However, the downturn in our compound semiconductor equipment business was partially offset by our new silicon semiconductor equipment business.”

Hyland continued: “The compound semiconductor market continues to be very difficult, with many customers reluctant to commit to capital expenditure programs in the current climate. However, our fundamental confidence in this market and our technology position remains very high. There is no question that compound semiconductors will be at the forefront of key enabling technologies for the foreseeable future, however at this particular point in time, we are at a crossroads of several market dynamics.”

“The compound semiconductor industry is still relatively new and has experienced extraordinary growth in volume and, at the same time, a decline in end device pricing which has culminated in some significant customer consolidation recently. That consolidation process is also fuelled by the delayed introduction of some new customer products, as end market applications have been the principal drivers of growth in the past few years.”

“Once these market adjustments have been made and the predicted new display backlighting, mobile phone camera flash, and automotive applications begin to emerge, we expect to see renewed growth return to this sector. However, this will not be before next year. In the meantime, all published results suggest that we are continuing to gain market share.”

“To offset the softness in the compound semiconductor market, we have been very pleased with the contribution that our silicon semiconductor system business has made to the AIXTRON Group’s revenue in the first two quarters since the acquisition of Genus, Inc. The contribution from our silicon semiconductor business also highlights the critical importance of the Company’s strategic need to diversify its core technologies into new market areas beyond the compound semiconductor market. There is a considerable amount of integration activity within both our Aachen, Germany and Sunnyvale, California locations which we believe will allow us to be more optimistic about our ability to grow this element of our business in the future.”

“The exact timing of the adoption and implementation, by the silicon semiconductor industry, of these new complex material deposition technologies remains fluid, but all the indications are that our AVD®, ALD and CVD technology platforms will play a significant role as this material engineering trend develops momentum.”

Business Outlook

With capital expenditure in the compound semiconductor industry expected to remain at relatively low levels in the near future and a degree of uncertainty about the exact timing of next-generation manufacturing technologies and materials being introduced into the silicon semiconductor industry, AIXTRON believes customer equipment spending will remain cautious for the remainder of 2005 and early 2006.

Nevertheless, the Company expects to maintain its very strong market share position in the Compound Semiconductor MOCVD system market and remains positive about its ability to build a much stronger position in both the OVPD® Display and the Silicon semiconductor arenas in the coming years. The Executive Board believes that the latter opportunity in Silicon is enhanced by the acquisition of Genus, Inc. in the medium- to long-term.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Press Release

In the currently challenging environment, the Company believes that, whilst the previous top line revenue forecast for total revenues in 2005 of approximately Euro 150 million to Euro 160 million will be nearer to Euro 140 million, however, the expected net loss guidance under US GAAP remains in the range of approximately Euro 10 million and Euro 15 million, as previously predicted.

As the Company will report its financial results in accordance with International Financial Reporting Standards (“IFRS”) from the fourth quarter of 2005 onwards, and since there are accounting and valuation differences between US GAAP and IFRS reporting, the 2005 net result guidance given in accordance with US GAAP may differ from the actual 2005 net result to be reported in accordance with IFRS.

The Company believes the current levels of cash and cash equivalents will be sufficient to fund its planned activities as well as replacement investments, however the Company will continue to explore and review potential additional funding opportunities in the market to meet future investment needs.

About AIXTRON

AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN: US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index, the MSCI World Small Cap Index and the Nature Stock Index (NAI). Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON’s website at www.aixtron.com.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plan,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Press Release

Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Press Release

Consolidated Balance Sheet (US GAAP) *
Assets
Euro in thousands	30.09.2005*	31.12.2004
Current assets
Cash and cash equivalents	31,494	45,498
Accounts receivable less allowances
of k € 475 (December 31, 2004: k € 199)	18,019	16,008
Inventories	44,985	35,101
Other current assets	4,614	6,005
Deferred income taxes – net	2,888	2,309
Total current assets	102,000	104,921

Fixed assets
Goodwill	108,164	13,633
Other intangible assets	30,517	4,295
Property, plant and equipment – net	51,581	41,598
Total fixed assets	190,262	59,526

Other long-term assets
Other non-current assets	410	5,820
Deferred tax assets	7,941	4,613
Total other long-term assets	8,351	10,433

Total assets	300,613	174,880
Liabilities & shareholders’ equity
Current liabilities
Accounts payable	13,417	10,769
Advanced payments from customers	15,161	13,529
Accrued expenses and other current liabilities	16,701	12,415
Convertible bonds	3	3
Deferred revenues	721	1,845
Total current liabilities	46,003	38,561

Long-term liabilities
Other long-term liabilities	965	104
Pensions accrual	1,588	811
Total long-term liabilities	2,553	915

Total liabilities	48,556	39,476

Shareholders’ equity
Subscribed capital	89,799	64,832
NO. of shares: 89,799,397 (December 31, 2004: 64,831,512)
Additional paid-in capital	129,889	27,647
Retained earnings	33,848	43,797
Accumulated other comprehensive loss	(1,479)	(872)
Total shareholders’ equity	252,057	135,404

Total liabilities and shareholders’ equity	300,613	174,880
* unaudited

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Press Release

Consolidated Statement of Income (US GAAP)*
Euro in thousands except per share amounts	2005		2004
	Q1-Q3	Q3	Q1-Q3	Q3**
Sales revenues	95,683	29,060	89,999	30,012
Cost of sales	64,786	18, 061	56,556	18,346

Gross profit	30,897	10,999	33,443	11,666

Operating expenses
Selling expenses	18,291	7,778	12,443	4,019
General and administration expenses	11,797	4,269	8,935	3,979
Research and development costs	18,829	6,923	14,130	5,614
Other operating income	5,620	911	5,429	2,284

Operating income (loss)	(12,400)	(7,060)	3,364	1,338

Interest income	515	133	611	199
Interest expense	147	36	1	0

Income (loss) before income taxes	(12,032)	(6,963)	3,974	1,537

Provision (benefit) for income taxes	(2,083)	128	195	(1,108)

Net income (loss) before minority interest	(9,949)	(7,091)	3,779	2,645

Minority interests	0	0	0	(29)

Net income (loss)	(9,949)	(7,091)	3,779	2,616

Net income (loss) per common share
Basic	(0.11)	(0.08)	0.06	0.04
Diluted	(0.11)	(0,08)	0.06	0.04

Weighted average number of shares used in computing per share amounts:
Basic	89,799,397	89,799,397	64,831,512	64,831,512
Diluted	89,799,397	89,799,397	65,021,642	65,021,642

Consolidated Statements of Comprehensive Income (Loss)
(Euro in thousands)
Net income (loss)	(9,949)	(7,091)	3,779	2,616
Foreign currency translation adjustments	1,508	(65)	367	(506)
Gain (loss) on derivative financial
instruments	(2,115)	191	(889)	(33)

Comprehensive income (loss)	(10,556)	(6,965)	3,257	2,077
* unaudited

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Press Release

Consolidated Statement of Cash Flows (US GAAP)*
Euro in thousands	Q1-Q3 2005	Q1-Q3 2004
Operating Activities
Net income (loss)	(9,949)	3,779
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock compensation	18	60
Depreciation and amortization expense	7,422	4,448
Loss (gain) on disposal of fixed assets	116	0
Loss (gain) on disposal of financial assets	0	240
Deferred income taxes	(3,607)	(1,961)
Changes to assets and liabilities:
Accounts receivable	1,608	(5,433)
Inventories	512	(19,079)
Other Assets	1,078	(5,674)
Accounts payable	(1,511)	1,539
Accrued expenses and other current liabilities	(7,077)	6,753
Deferred revenues	(1,290)	8,635
Long-term liabilities	1,338	5
Advanced payments from customers	1,632	12,545
Net cash provided by (used in) operating activities	(9,710)	5,857

Cash Flows provided by (used in) Investing Activities
Cash acquired from acquisition of Genus, Inc.	9,049	0
Capitalized acquisition expenses	(4,359)	0
Purchase of fixed assets	(7,027)	(2,813)
Purchase of intangible assets	(3,128)	(553)
Purchase of financial assets	0	(134)
Net cash used in investing activities	(5,465)	(3,500)

Cash Flow provided by (used in) Financing Activities
Change in minority interest	0	(160)
Net cash provided by (used in) financing activities	0	(160)

Effect of exchange rate changes on cash	1,171	13

Net change in cash and cash equivalents	(14,004)	2,210
Cash and cash equivalents – beginning of period	45,498	45,303
Cash and cash equivalents – end of period	31,494	47,513
Supplemental disclosures:
Interest paid	8	44
Income taxes	160	0
Non-cash financing activity:
Liability for purchase of minority interests
not paid at end of period	0	1,773
* unaudited

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Press Release

Consolidated Statement of Changes in Shareholders’ Equity (US GAAP)
Euro in thousands	No. of issued ordinary shares of the AIXTRON AG	Common Stock	Add. Paid-in Capital	Retained Earnings	Other Comprehensive Income
					Foreign currency translation adjustments	Derivative Financial Instruments
Balance at January 1st, 2005	64,831,512	64,832	27,647	43,797	(2,196)	1,324

Net loss				(9,949)
Increase in share capital by contribution in kind	24,967,885	24,967	102,224
Deferred stock compensation			18
Foreign currency translation adjustment					1,508
Gain (loss) on derivative financial instruments						(2,115)

Balance at September 30th, 2005*	89,799,397	89,799	129,889	33,848	(688)	(791)

Comparative figures for prior-year period:

Balance at January 1st, 2004	64,831,512	64,832	27,584	36,651	(2,244)	1,469

Net income				3,779
Deferred stock compensation			60
Foreign currency translation adjustment					367
Gain (loss) on derivative financial instruments						(889)

Balance at September 30th, 2004*	64,831,512	64,832	27,644	40,430	(1,878 **)	580

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG